Exhibit 7

June 30, 2015

Dear RSU holder:

The records of North American Palladium Ltd. (the “Company”) indicate that you are the holder (a “RSU Holder”) of outstanding restricted share units (“RSUs”) of the Company issued under the 2014 amended and restated North American Palladium Ltd. restricted share unit plan for directors, officers and key employees (the “RSU Plan”).

The purpose of this letter is to advise you that the Company and BCP III NAP L.P. by its administrative general partner, Brookfield Capital Partners Ltd. (“Brookfield”) have entered into a recapitalization agreement (the “Recapitalization Agreement”) with respect to the restructuring of the capital structure of the Company. The recapitalization transaction will be effected by way of a statutory plan of arrangement pursuant to Section 192 of the Canada Business Corporations Act (the “Arrangement”).

Pursuant to the Arrangement, among other things, notwithstanding any vesting provisions to which an RSU might otherwise be subject: (i) each RSU issued and outstanding at the effective time of the Arrangement, whether or not vested, will be transferred to the Company without any action on behalf of the respective RSU Holder thereof, free and clear of all liens, charges, encumbrances and any other rights of others, and in exchange therefor, the Company shall issue to the RSU Holder such number of common shares in the capital of the Company as were subject to the RSU immediately prior to the effective time of the Arrangement and (ii) the RSU Plan will be terminated and the Company will have no liabilities or obligations with respect to the RSU Plan.

Subject to obtaining court approval and satisfying all other conditions to closing, including obtaining the approval of the Company’s shareholders and debentureholders, it is anticipated that the Arrangement will be completed in August 2015.

For your informational purposes, this letter is accompanied by the notice of meeting of the Company’s debentureholders, the notice of annual and special meeting of the Company’s shareholders and the management information circular of the Company dated June 30, 2015 (the “Circular”), which contains further detailed information about the Arrangement.

The above-noted steps will occur automatically as part of the Arrangement, and no action is required on the part of RSU Holders. Following the effective time of the Arrangement, each RSU Holders will receive by mail from the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), either a share certificate or a Direct Registration System Advice/Statement representing the number of common shares to which such RSU Holder is entitled to receive under the Arrangement. Unless otherwise instructed, Computershare will deliver such certificate or DRS Advice/Statement by mail to the last address of such RSU Holder as it appears in the RSU register of the Company.

As a shareholder, former RSU Holders will be able to participate in the rights offering to be implemented by the Company following the completion of the Arrangement. Further information regarding the rights offering is provided in Circular.

Yours very truly,

/s/ Phil du Toit
Phil du Toit
President and Chief Executive Officer
North American Palladium Ltd.